TASEKO CONFIRMS 2012 GDP3 CAPITAL AND PROJECT DEVELOPMENT PROGRAM

January 11, 2012, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") confirmed its Gibraltar Development Plan 3 (“GDP3”) 2012 capital program today, announcing planned expenditures of $134 million this year. The GDP3 investment will increase Taseko’s share of copper production capacity to 140 million pounds per year.

In addition, Taseko has committed a further $31 million in 2012 for development and advancement of the wholly-owned Aley Niobium Project and New Prosperity Gold-Copper Project, both in British Columbia.

Russell Hallbauer, President & CEO commented, “A key strategic priority for Taseko in 2012 will be positioning the Company for growth in 2013 and beyond. This priority includes the GDP3 project build-out and the near-term production growth it will provide. We are over six months into the 18 month project. On a 100% basis, Gibraltar has spent $56 million and has fixed price commitments of $70 million, with a budgeted total of $235 million (excluding mining equipment). The remaining $109 million will be made up of construction materials and contracts. The project is on budget and on time for a December 2012 completion.”

Mr. Hallbauer continued, “The free cash flow from our 75% share of Gibraltar production will support Taseko’s Aley and New Prosperity project expenditures. This year will be pivotal for our two development projects. We expect to complete a feasibility study on Aley in the fourth quarter of 2012 and the recently announced environmental assessment process for New Prosperity is scheduled to complete in November 2012.”

Mr. Hallbauer concluded, “Operationally, we are well positioned for the completion of this work, with all of these value-enhancing programs funded from operations and Taseko’s $340 million cash position, as at the beginning of 2012. In addition, our Gibraltar operating margins are protected from copper price volatility by the US$3.50/ pound puts that are in place for all of 2012 against 90% of Taseko’s share of Gibraltar copper production.”

For further information on Taseko, please see the Company's website www.tasekomines.com.

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%).

Russell Hallbauer
President and CEO

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com